Sub-Item 77C - Submission of matters to a vote of security holders

On October 18, 2011, a special meeting of shareholders of Old Westbury Non-U.S. Large Cap Fund, a series of the Corporation, was held at which shareholders of the Old Westbury Non-U.S. Large Cap Fund voted on the proposed change to the fee rate under the Investment Advisory Agreement between Bessemer Investment Management LLC and the Corporation, on behalf of the Old Westbury Non-U.S. Large Cap Fund. The results of the meeting are set forth below:

Shares outstanding as of the record
date of the Meeting:                      272,608,639.679


Shares represented at the Meeting
in person or by proxy:                    263,442,177.373

Shares voted in favor:                    263,203,919.525

Shares voted against:                     238,239.000

Shares abstaining:                        18.848